FORM 4
                                                                                                    --------------------------------
[X] CHECK THIS BOX IF NO LONGER                                                                              OMB APPROVAL
    SUBJECT TO SECTION 16. FORM 4 OR                                                                --------------------------------
    FORM 5 OBLIGATIONS MAY CONTINUE.                                                                OMB NUMBER:           3235-0287
    SEE INSTRUCTION 1(b).                                                                           EXPIRES:      DECEMBER 31, 2001
    (PRINT OR TYPE RESPONSES)                                                                       ESTIMATED AVERAGE BURDEN
                                                                                                    HOURS PER RESPONSE..........0.5
                                                                                                    --------------------------------
                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
   Winokur, Herbert S., Jr.                 The WMF Group, Ltd. (WMFG)                         (Check(s) all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [X] 10% Owner
                                            Security Number    November/1999                  [ ]Officer    [ ]Other
                                            of Reporting       December/1999                     (give title   (specify below)
    30 East Elm Street                      Person             March/2000                         below)
---------------------------------------     (Voluntary)
        (Street)
                                                                                                  ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
    Greenwich  CT       06830                               5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                        Date of Original    (Check Applicable Line)
   (City)   (State)     (Zip)                                  (Month/Year)
                                                                                   [ ] Form filed by One Reporting Person
                                                                                   [X] Form filed by More than One Reporting Person
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                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)
                                  -------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price (Instr. 3 and 4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share (2)      11/22/99     J               2,346            A      (2)         (2)               I                 (2)
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Common Stock, par value
$0.01 per share (3)      03/31/00     J               3,677            D      (3)         (3)               I                 (3)
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         *If the form is filed by more than one reporting person, See Instruction 4(b)(v).                          SEC 1474 (7/96)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/            (Instr. 8)      Securities
   (Instr. 3)     Derivative     Day/                               Acquired (A)
                  Security       Year)                              or Disposed
                                                                    of (D)


                                                --------------------------------------
                                                      Code    V    (A)      (D)
--------------------------------------------------------------------------------------
Options to Acquire
Common Stock (4)      (4)          12/31/99            J           5,000
--------------------------------------------------------------------------------------
Options to Acquire
Common Stock (4)      (4)          12/31/99            J             133
--------------------------------------------------------------------------------------

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
----------------------------------------------------------------------------------------------------------
6/30/99    12/31/2009 Common      5,000         (4)           15,000             D                   (4)
                      Stock
----------------------------------------------------------------------------------------------------------
6/30/99    12/31/2009 Common        133         (4)              399             I                   (6)
                      Stock
----------------------------------------------------------------------------------------------------------

Explanation of Responses:


(1) On June 23, 2000 in connection with consummation of a tender offer by Prudential Mortgage Capital Acquisition Corp. (the "Tender Offer") to purchase for cash all of the issued and outstanding shares, $.01 par value per share (the "Common Stock"), of The WMF Group, Ltd. (the "Company"). Mr. Winokur ceased to be a Director of the Company and he and Capricorn Investors II, L.P. ceased to be the beneficial owners of any shares of Common Stock.

(2) Securities that were beneficially owned by Mr. Winokur, who may be deemed to have a pecuniary interest in the securities owned by Capricorn Investors II, L.P. ("Capricorn II") through Winokur Family Investors, LLC ("WFI"). WFI has limited partnership interests in Capricorn II and membership interests in Capricorn Holdings, LLC, the general partner of Capricorn II. WFI is controlled by Mr. Winokur and owned by Mr. Winokur and members of his immediate family. Mr. Winokur is the Manager of Capricorn Holdings, LLC. On November 22, 1999, WFI increased its ownership interest in Capricorn Holdings LLC. As a result, Mr. Winokur may have been deemed to have increased his beneficial ownership of Common Stock by 2,346 shares. As of November 22, 1999, other than with respect to 45,989 shares of Common Stock, Mr. Winokur disclaims beneficial ownership of the shares beneficially owned by WFI.

(3) Securities that were beneficially owned by Mr. Winokur. On March 31, 2000, WFI decreased its ownership interest in Capricorn Holdings, LLC. As a result, Mr. Winokur may have been deemed to have decreased his beneficial ownership of Common Stock by 3,677 shares of Common Stock. As of March 31, 2000 other than with respect to 42,312 shares of Common Stock, Mr. Winokur disclaims beneficial ownership of the shares beneficially owned by WFI.

(4) Options to acquire 5,000 shares of Common Stock (the "Option Shares") were granted to Capricorn Investors II, L.P. ("Capricorn II") on December 31, 1999 (the "1999 Option"). The 1999 Option was exercisable commencing on June 30, 2000, at a price per share equal to the fair market value of the Option Shares on December 31, 1999.

(5) Securities that were acquired and directly owned by Capricorn II. At March 31, 2000, Capricorn II held 1,730,532 shares of Common Stock and 15,000 derivative securities of the Company. The 15,000 derivative securities directly owned by Capricorn II at March 31, 2000 consisted of (i) rights to acquire 5,000 shares of Common Stock pursuant to an option granted to Capricorn II in 1997 (the "1997 Option"), (ii) rights to acquire 5,000 shares of Common Stock pursuant to an Option granted to Capricorn II in 1998 (the "1998 Option") and
(iii) rights to acquire 5,000 shares of Common Stock pursuant to the 1999
Option.

(6) Securities that were beneficially owned by Mr. Winokur, who may be deemed to have a pecuniary interest in the securities owned by Capricorn II through WFI. As of March 31, 2000, Other than with respect to 399 derivative securities (such 399 derivative securities consisting of (i) rights to acquire 133 shares of Common Stock pursuant to the 1997 Option, (ii) rights to acquire 133 shares of Common Stock pursuant to the 1998 Option, and (iii) rights to acquire 133 shares of Common Stock pursuant to the 1999 Option), Mr. Winokur disclaims beneficial ownership of the derivative securities beneficially owned by WFI.

                                                                                  /s/ Herbert S. Winokur, Jr.    August 15, 2000
**Intentional misstatements or omissions of facts constitute Federal Criminal     ---------------------------
Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                            Herbert S. Winokur, Jr.


Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.                        Capricorn Investors II, L.P.   August 15, 2000

                                                                                  By:  Capricorn Holdings, LLC

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently     /s/ Herbert S. Winokur, Jr.
valid OMB Number.                                                                 ---------------------------
                                                                                  Herbert S. Winokur, Jr.
                                                                                  Title:  Manager

                FORM 4 - ADDITIONAL REPORTING PERSON INFORMATION

1.       Name and Address of Additional Reporting Persons:

         Capricorn Investors II, L.P.
         30 East Elm Street
         Greenwich, Connecticut  06830